Skadden, Arps, Slate, Meagher & Flom llp

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VIA EDGAR

Ms. Susan Block
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp.
Amendment No. 3 to
Registration Statement on Form S-1
(the “Registration Statement”)
Filed June 3, 2014
File No. 333-195854

Dear Ms. Block:

Set forth below are the responses of WL Ross Holding Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 3, 2014, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.

Ms. Susan Block

June 4, 2014

Risk Factors, page 28

Our initial stockholder controls, page 50

1.	We note the disclosure regarding “if [y]our initial stockholder purchases any units in this offering....” However, in your response to our prior comment 8, in your response letter dated May 9, 2014, you indicated that the initial stockholder does not intend to purchase any units in the offering. Please revise for consistency or advise.

In response to the Staff’s comments, in our filing of the prospectus pursuant to Rule 424(b) we will delete the phrase “if our initial stockholder purchases any units in this offering…” on page 50. We note that this language is inconsistent with pages 70, 118 and 120 where we state that “[o]ur sponsor does not intend to purchase any units in this offering” and we therefore believe this deletion is fixing a typographical error.

Management, page 105

2.	It appears from the disclosure that Lord William Astor and Mr. Thomas E. Zacharias have yet to become directors. As such, please file consents for both. Please refer to Rule 438 under the Securities Act of 1933.

We have revised the Exhibit Index of the Amended Registration Statement to disclose that the consent of Lord William Astor and Mr. Thomas E. Zacharias was provided in the Letter Agreement, dated May 29, 2014, which may be found in Exhibit 10.4 of the Amended Registration Statement. The consent may be found in paragraph 10 of this Letter Agreement.

Exhibit 5.1

3.	Please refer to the fourth paragraph. Please revise the first sentence to clarify that the language “and have also assumed the due authorization by all requisite corporate action, corporate or other, and the execution and delivery by such parties to such documents and the validity and binding effect thereof on such parties,” excludes the Company. As it is currently drafted, for that part of the sentence, it is unclear as to whether or not “such parties,” includes the Company. As such, please revise to clarify.

We have complied and revised the sentence to clarify that the language “and have also assumed the due authorization by all requisite corporate action, corporate or other, and the execution and delivery by such parties to such documents and the validity and binding effect thereof on such parties” excludes the Company.

Ms. Susan Block

June 4, 2014

4.	Please refer to the fifth paragraph. Please delete the qualification, “in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement.”

We have complied and deleted the qualification in the fifth paragraph on page 2 of the opinion.

5.	Please refer to the sixth paragraph. Please explain to us the qualification, assumption and limitation found in part (b) of that paragraph, relating to the enforceability of New York law and choice of New York forum provisions. In your response, please explain to us how it relates to each of the different types of securities that the opinion relates to. In your response, please also explain to us the purpose of this language as it relates to your legality opinion. We may have further comment after we review your response. In the alternative please delete part (b) of that paragraph.

In response to the Staff’s comment we have revised the sixth paragraph on page 2 of the opinion to clarify that part (b) of this paragraph relates solely with respect to the third opinion (relating to the enforceability of each warrant included in the units).

We typically include this exception when issuing an enforceability opinion for indebtedness or warrants because courts in the State of New York will enforce choice of law or choice of forum provisions if the a contract so provides and the value of the contract is in excess of $250,000.  See S.A. v. Inepar Investments, S.A., 2012 NY Slip Op 08669 (N.Y. 2012).

***

Ms. Susan Block

June 4, 2014

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission
Claire Erlanger
Jean Yu
Ada D. Sarmento
Justin Dobbie

cc:	WL Ross Holding Corp.
Wilbur L. Ross
Benjamin Gruder

cc:	Weil, Gotshal & Manges LLP
Jennifer A. Bensch, Esq.